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MAR 03 2008

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SECU[illegible] 08028801 [illegible]ISSION

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SEC FILE NUMBER
8-21387

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MELHADO FLYNN & ASSOCIATES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

PROCESSED
APR 03 2008
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
530 FIFTH AVENUE
(No. and Street)

NEW YORK	**NY**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE M. MOTZ **(212) 764-3771**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last, first, middle name)

529 Fifth Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/24

OATH OR AFFIRMATION

I, GEORGE M. MOTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MELHADO FLYNN & ASSOCIATES, INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Marion P. Messineo
Notary Public

MARION P. MESSINEO
NOTARY PUBLIC, State of New York
No. 4847163
Qualified in Nassau County
Commission Expires July 31 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

MELHADO, FLYNN & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

MELHADO, FLYNN & ASSOCIATES, INC.
FOR THE YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Melhado, Flynn & Associates, Inc.

We have audited the accompanying statement of financial condition of Melhado, Flynn & Associates, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company has disputed certain amounts allegedly due to a law firm for past services. Although in receipt of an invoice for those services, the Company believes that the amounts charged are excessive. The Company has not accrued the amounts charged on those invoices in the accompanying financial statements as of December 31, 2007, and for the year then ended, amounting to approximately $102,000. In our opinion, the amounts charged to the Company by the law firm should be recorded in 2007 to conform with accounting principles generally accepted in the United States of America. If this liability were recorded, liabilities and shareholders' deficiency would each increase by approximately $102,000 as of December 31, 2007, and the net loss would increase by the same amount for the year then ended.

In our opinion, except for the effects of the departure from accounting principles generally accepted in the United States of America discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Melhado, Flynn & Associates, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred a significant operating loss in 2007. Further, at December 31, 2007, as discussed more fully in Notes 2 and 8 to the financial statements, the Company was not in compliance with the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers"). These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 13 to the financial statements, an error resulting in the overstatement of an amount due from a former affiliate as of December 31, 2006, was discovered by the management of the Company during the current year. Accordingly, an adjustment has been made to the accumulated deficit as of January 1, 2007, to correct the error.

As disclosed in Note 10 to the financial statements, on February 26, 2007, the SEC issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings (the "SEC Action") pursuant to Sections 15(b) and 21 of the Securities Exchange Act of 1934 and Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940, against the Company, its Chairman and Chief Executive Officer ("CEO"), and an employee. The Order alleges that the CEO engaged in fraudulent trade allocation practices to benefit the Company's proprietary trading account and a hedge fund affiliated with the Company, and that the Company realized ill-gotten gains of approximately $1.4 million. It also alleges that the CEO and the employee altered order tickets in an attempt to cover up this practice, and committed other related books and records violations. If the SEC is successful in the proceedings against the Company, the amount of a monetary judgment against the Company could be significant, and this could further negatively impact the Company's net capital deficiency. Further, the possibility exists that additional customers may bring arbitration proceedings against the Company as a result of the proceedings discussed herein. The ongoing costs to defend this matter have been and continue to be significant.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 13-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effect on the net capital information on page 13 of not accruing professional fees as explained in the third paragraph of this report, such information is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2008

MELHADO, FLYNN & ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	179,152
Receivable from clearing firm		135,707
Certificate of deposit		102,000
Accounts receivable		18,203
Prepaid expenses		69,156
Other assets		39,124
Property and equipment, less accumulated depreciation of $178,730		38,870
TOTAL ASSETS	$	582,212

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Liabilities:		
Accounts payable and accrued expenses	$	447,478
Accrual for settlement		175,000
Accrued interest payable		15,711
Subordinated loan		100,000
Total liabilities		738,189
Commitments and contingencies (Notes 2, 8, 10, and 12)		
Stockholders' equity (deficiency):		
Common stock, $.10 par value; 500,000 shares authorized, 488,000 shares issued		48,800
Additional paid-in capital		2,245,622
Accumulated deficit		(2,393,114)
		(98,692)
Less: treasury stock, 15,010 shares at cost		(57,285)
Total stockholders' deficiency		(155,977)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$	582,212

See accompanying notes to financial statements.

MELHADO, FLYNN & ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions and related mutual fund income	$	932,361
Fee income		813,043
Trading income		492,152
Dividend and interest income		25,509
Other income		368,393
Total revenues		2,631,458
Expenses:		
Employee compensation, taxes and benefits		1,674,866
Professional fees		476,968
Occupancy costs		446,259
Communications costs		283,558
Clearing and execution costs		194,697
Provision for settlement of litigation		175,000
Other general and administrative		481,825
Total expenses		3,733,173
NET LOSS	$	(1,101,715)

See accompanying notes to financial statements.

MELHADO, FLYNN & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY)
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in	Accumulated	Treasury	
	Shares	Amount	Capital	Deficit	Stock	Total
Balance - beginning, as originally reported	488,000	$ 48,800	$ 1,315,622	$ (491,713)	$ (57,285)	$ 815,424
Prior period adjustment to write off former intercompany advances	-	-	-	(799,686)	-	(799,686)
Balance - beginning, as restated	488,000	48,800	1,315,622	(1,291,399)	(57,285)	15,738
Cash contributed by shareholders	-	-	980,000	-	-	980,000
Return of capital	-	-	(50,000)	-	-	(50,000)
Net loss	-	-	-	(1,101,715)	-	(1,101,715)
BALANCE - ENDING	488,000	$ 48,800	$ 2,245,622	$ (2,393,114)	$ (57,285)	$ (155,977)

See accompanying notes to financial statements.

MELHADO, FLYNN & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net loss	$	(1,101,715)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		23,079
Changes in operating assets and liabilities:		
Due from clearing firm		68,860
Accounts receivable		229
Prepaid expenses		(10,464)
Other receivables		22,187
Other assets		(200)
Accounts payable and accrued expenses		(88,634)
Accrual for settlement		175,000
Accrued interest		8,111
Net cash used in operating activities		(903,547)
Cash flows from financing activities:		
Cash contributed by shareholders		980,000
Return of capital		(50,000)
Net cash provided by financing activities		930,000
Net increase in cash and cash equivalents		26,453
Cash and cash equivalents - beginning		152,699
CASH AND CASH EQUIVALENTS - ENDING	$	179,152

See accompanying notes to financial statements.

NOTE 1. BUSINESS ORGANIZATION

Melhado, Flynn & Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's activities involve the introduction of securities transactions on a fully disclosed basis to a clearing broker on behalf of customers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a significant operating loss in 2007. Further, at December 31, 2007, the Company was not in compliance with the SEC's Uniform Net Capital Rule (Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers"). These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has initiated measures that it hopes will increase revenues and cut costs. The Company is adding new sales associates and expanding its business relationships with current customers, which, management believes, should lead to improved revenue flow during 2008. In addition, the Company intends to reduce operating expenses in 2008.

Cash and cash equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. Substantially all of the Company's cash and cash equivalents are being held at the Bank of New York and National Financial Services, LLC.

Revenue

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis. Securities owned are stated at fair value on the statement of financial condition, and unrealized gains and losses are reflected in the statement of operations.

Trading gains and losses

Trading gains and losses are both realized and unrealized and are generally presented net. They are measured by the difference between the acquisition cost and the selling price or current market or fair value of the positions sold or held by the Company during the year.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed on the straight-line method over estimated useful lives of three to ten years.

Income taxes

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes, which consist primarily of net operating loss carryforwards, are recognized based on the differences between financial reporting and income tax bases of assets and liabilities using enacted income tax rates.

NOTE 3. CLEARING BROKER

The Company clears all of its trades through National Financial Services, LLC ("NFS") on a fully disclosed basis. For this service, NFS receives a percentage of the gross commission on each transaction. At December 31, 2007, the Company had $49,892 in cash and cash equivalents and $135,707 on deposit with NFS.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007, consisted of the following:

Furniture and fixtures	$	83,806
Office equipment		133,794
		217,600
Less: accumulated depreciation		(178,730)
Property and equipment, net	$	38,870

Included in property and equipment are items owned by the Company and items leased by the Company under a capital lease agreement (see Note 10). Furniture and equipment owned and leased by the Company was $90,777 and $126,823, respectively, for the year ended December 31, 2007.

NOTE 5. RELATED PARTY TRANSACTIONS

During 2007, the Company retained as general counsel an attorney who is the spouse of the Company's president, who is also an officer, director, and stockholder of the Company. The Company did not pay any fees to this attorney for services rendered.

As more fully described in Note 6, the Company is indebted to a stockholder for a subordinated loan.

NOTE 6. SUBORDINATED LOAN AGREEMENT

The subordinated borrowing is due to a stockholder. The note is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitutes part of the Company's net capital under the Uniform Net Capital Rule, as defined. In addition, during the final year of this note's term, should the ratio of debt to debt plus equity, as defined, exceed 70% for a period of more than 90 days, the note shall not be considered satisfactory for net capital purposes.

Subordinated notes may be repaid only if, after giving effect to such repayment, the Company meets the net capital regulations of the SEC. The note matures on February 28, 2009, and bears interest at the rate of 8% per annum. During 2007, the Company incurred approximately $8,000 to service this debt.

NOTE 7. INCOME TAXES

There is no provision for income taxes for the year ended December 31, 2007. A deferred tax asset at December 31, 2007, of approximately $680,000 is related to federal net operating loss carryforwards that may be used to offset future operating income, depreciation and amortization, and other accruals. The difference between the statutory and effective rates is attributable to state and local taxes and true-up adjustments after the filing of the Company's 2005 tax returns. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the Company has established a valuation allowance to fully reserve the future income tax benefit of this deferred tax asset due to uncertainty about its future realization.

At December 31, 2007, the Company had a net operating loss carryforward for tax purposes that expires as follows:

Year ending December 31:	
2026	$ 900,000
2027	1,100,000
	$ 2,000,000

NOTE 8. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l) which requires the maintenance of minimum regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2007, the Company's minimum net capital of $50,000 exceeded its net capital deficiency of $499,710 by $549,710; therefore, the Company's was not in compliance with its minimum net capital requirement.

During 2007, the Company made notification to regulatory authorities of an early warning of the net capital falling below the statutory threshold and in three other instances of net capital deficiencies. The Company's net capital position was subsequently improved each time by capital infusions or collections of fees from customers. On February 26, 2008, the Company notified the appropriate regulatory authorities that its net capital was deficient on January 29, 2008 through January 31, 2008. This notification, however, was not made timely pursuant to SEC Rule 17a-11.

NOTE 9. 401(k) PLAN

The Company has a defined contribution 401(k) plan (the "Plan") covering all employees of the Company. All employees having reached 21 years of age have the option of joining the Plan after two full months of service. The Company has the option to match employee contributions. The Company did not make any contributions to the Plan for the year ended December 31, 2007.

NOTE 10. COMMITMENTS AND CONTINGENCIES

Leases

The Company rents office space in several locations. Obligation terms vary under each lease, and some lease agreements contain provisions for rent escalations. Under one of the lease agreements, the Company received free rent for the first six months, and is amortizing the related amount on a straight-line basis over the life of the lease. The net rent expense for the year ended December 31, 2007, including certain escalation costs, was approximately $450,000.

In July 2004, the Company entered into a capital lease agreement for telephone equipment in the amount of $72,047. The lease provides for interest at a rate of 8.05%, with monthly payments of principal, interest, and sales tax of approximately $1,589 due through August 2009.

Approximate minimum lease obligations at December 31, 2007, consist of the following:

		Operating leases	
Year ending December 31:	Capital lease	NY	SC
2008	$ 15,722	$ 552,900	$ 30,000
2009	14,100	552,900	-
2010	-	460,750	-
Total	$ 29,822	$ 1,566,550	$ 30,000

At December 31, 2007, the Company was obligated under an irrevocable standby letter of credit in the amount of $277,000 relating to its NY lease obligation.

Litigation

The Company is a party to several legal proceedings generally incidental to its business and is subject to a variety of securities industry laws and regulations. The Company faces potential exposure from asserted or unasserted claims and legal proceedings.

SEC matter

On February 26, 2007, the SEC issued an Order Instituting Public Administrative and Cease-and-Desist Proceedings (the "SEC Action") pursuant to Sections 15(b) and 21 of the Securities Exchange Act of 1934 and Sections 203(e), 203(f) and 203(k) of the Investment Advisers Act of 1940 against the Company, its Chairman and Chief Executive Officer ("CEO"), and an employee. The Order alleges that the CEO engaged in fraudulent trade allocation practices to benefit the Company's proprietary trading account and a hedge fund affiliated with the Company, and that the Company realized ill-gotten gains of approximately $1.4 million. It also alleges that the CEO and the employee altered order tickets in an attempt to cover up this practice, and committed other related books and records violations. If the SEC is successful in its action against the Company, the amount of a monetary judgment against the Company could be significant, and this could further negatively impact the Company's net capital deficiency. Further, the possibility exists that additional customers may bring arbitration proceedings against the Company as a result of the proceedings discussed herein. The ongoing costs to defend this matter have been and continue to be significant.

NOTE 10. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation (continued)

SEC matter (continued)
On June 25, 2007, the assigned Administrative Law Judge handling the case stayed the action for six months at the request of the United States Attorney for the Eastern District of New York so that the United States Attorney could investigate the conduct alleged in the SEC Action. On January 15, 2008, the assigned Administrative Law Judge granted a second request by the United States Attorney to extend the previously entered stay for another six months.

Management believes that its conduct that is the subject of the SEC Action was in accordance with appropriate trading practices, and that the claims asserted by the SEC are without merit. However, management is not able to predict the outcome of the litigation, and, accordingly, no reasonable estimate of loss, if any, can be known at this time. Accordingly, no amounts have been accrued with respect to the SEC Action in the accompanying financial statements.

Former customer action related to the SEC matter
A former customer (the "Claimant") has filed an arbitration against the Company and several of its officers and members of management related to the matter brought by the SEC discussed in the preceding paragraphs. The Claimant alleges that its accounts were affected by the Company in the fraudulent trade allocation practices alleged by the SEC in its proceedings against the Company. Based on the progress of the matter through December 31, 2007, management is not able to determine the outcome of the matter, and no amounts have been accrued with respect to it in the accompanying financial statements.

Customer claim
Two customers have submitted a complaint in which they allege that representatives of the Company engaged in "cherry picking" and over-concentrated their accounts. They have set forth claims of fraud, negligence, failure to supervise, and breach of fiduciary duty. The Company answered the claim in November 2007, and the discovery process has begun. The arbitration will be held in September 2008. The Company is contesting the claim. Based on the progress of the matter through December 31, 2007, management is not able to determine the outcome of the matter, and no amounts have been accrued with respect to it in the accompanying financial statements.

Settled mediation
On January 16, 2008, the Company reached a settlement in mediation. The settlement, amounting to $175,000, has been accrued as of December 31, 2007, in the accompanying financial statements. The settlement is expected to be paid in five equal payments through June 2008.

NOTE 11. CONCENTRATION OF RISK

At December 31, 2007, the Company had deposits that were in excess of the $100,000 of depository insurance provided by the Federal Deposit Insurance Corporation.

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of customers, including institutional and individual investors. The Company's exposure to off-balance-sheet credit risk occurs in the event a customer, clearing agent, or counterparty does not fulfill their obligations arising from a transaction.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

NOTE 13. PRIOR PERIOD ADJUSTMENT

Accumulated deficit as of January 1, 2007, has been reduced by $799,686 to correct an error made in a prior year by including an asset for an amount due from a former wholly owned subsidiary. The error had no effect on net loss for 2007.

SUPPLEMENTARY INFORMATION

MELHADO, FLYNN & ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL DEFICIENCY

Capital and allowable subordinated liabilities:	
Stockholders' deficiency	$ (155,977)
Subordinated loan	100,000
Total capital and allowable subordinated liabilities	(55,977)
Non-allowable assets:	
Accounts receivable	18,203
Prepaid expenses	69,156
Other assets	39,124
Property and equipment, net	38,870
	165,353
Other charges: Standby letter of credit	277,000
Total non-allowable assets and other charges	442,353
Net capital deficiency before haircuts on securities positions	(498,330)
Haircuts on securities:	
Other securities	1,380
Net capital deficiency before minimum required	(499,710)
Minimum net capital required	50,000
NET CAPITAL DEFICIENCY	$ (549,710)

MINIMUM NET CAPITAL

Aggregate indebtedness (AI):	
Accounts payable and accrued expenses	$ 447,478
Accrual for settlement	175,000
Accrued interest payable	15,711
Total aggregate indebtedness (AI)	$ 638,189
Computation of minimum net capital requirement:	
6-2/3% of aggregate indebtedness	$ 42,546
Statutory minimum	$ 50,000
NET CAPITAL REQUIREMENT, THE GREATER OF THE STATUTORY MINIMUM OR 6-2/3% OF AI	$ 50,000
Ratio: aggregate indebtedness to net capital deficiency	1.27 to 1

RECONCILIATION OF THE COMPANY'S NET CAPITAL COMPUTATION

Net capital deficiency as reported in the Company's Form X-17A-5, Part IIA	$ (38,609)
Audit adjustment for accrual of settlement	(175,000)
Removal of addition to net capital	(9,101)
Charge for standby letter of credit	(277,000)
NET CAPITAL DEFICIENCY BEFORE MINIMUM REQUIREMENT	$ (499,710)

See independent auditors' report.

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph(k)(2)(ii) of SEC Rule 15c3-3. All customer transactions were cleared through another broker-dealer on a fully disclosed basis.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2007.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Melhado, Flynn & Associates, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Melhado, Flynn & Associates, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Melhado, Flynn & Associates, Inc. as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 29, 2008.

> The Company was not in compliance with its minimum net capital requirement at December 31, 2007, and this violation was not disclosed to the appropriate regulatory authorities in a timely manner.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 29, 2008

END